[PERKINS COIE LLP LETTERHEAD]

October 14, 2010

VIA EDGAR FILING AND OVERNIGHT DELIVERY

Jeff Jaramillo

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Nanometrics Incorporated
Form 10-K for the Fiscal Year Ended January 2, 2010
Form 10-Q for the Quarterly Period Ended July 3, 2010
File Number 000-13470

Dear Mr. Jaramillo:

On behalf of Nanometrics Incorporated (the “Company,” or “Nanometrics”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) in regard to the Company’s Form 10-K for the fiscal year ended January 2, 2010 (the “10-K”) and Form 10-Q for the quarterly period ended July 3, 2010 (the “10-Q”), as set forth in your comment letter dated September 17, 2010 (the “Comment Letter”).

The responses set forth herein are based on information provided to this firm by the Company. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth our response to each comment immediately below.

With respect to the Staff’s comments on the Company’s previously filed Forms 10-K and 10-Q, we have responded to the comments and proposed new disclosure as part of this letter and request the Staff’s permission to allow the Company to comply with all applicable comments in future periodic filings only, rather than requiring the Company also to amend the previously filed periodic reports. The Company believes that this approach is appropriate in light of the nature of the comments and the Company’s responses thereto, as well as the timing of the future filings.

Form 10-K for the Year Ended January 2, 2010

Item 7. Management’s Discussion and Analysis, page 25

Results of Operations page 30

1.	We note the variances in loss from operations and net loss during the periods presented. Under separate captions, please expand your disclosure in future filings to explain clearly to investors the reasons for the variances in your loss from operations and net loss for the periods presented. Also disclose any known material trends affecting your loss from operations and net loss for the periods presented. Refer to Item 303(b) of Regulation S-K.

RESPONSE: We will expand our disclosure in future filings, under separate captions, to explain clearly to investors the reasons for such variances and to explain any known material trends.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

Foreign Currency Risk, page 37

2.	We note from your disclosure that in your foreign locations you have $5.5 million of net liabilities, including long-term loans payables of $27.2 million to the United States. Based on this disclosure it appears that you have been offsetting assets with liabilities for a net amount of $5.5 million, which includes $27.2 million in long-term loans payables. In this regards, please tell us the nature and types of assets and liabilities you are offsetting with one another, and your rationale for such treatment. Also, please tell us where in the balance sheet is the $27.2 million long-term loans payable recorded and how it reconciles with the amounts you present as long-term debt obligations in your balance sheet.

RESPONSE:

On the consolidated balance sheet the Company does not offset assets with liabilities. Instead assets and liabilities are presented by category on a gross basis. The $27.2 million of long term loans payable are for intercompany loans between the US parent company and the foreign subsidiaries. On the consolidated balance sheet these intercompany loans are eliminated and thus no consolidated balances are associated with these loans. The rationale of discussing the net liabilities for the foreign locations is that since each foreign entity’s functional currency is its respective local currency, this net amount reflects the magnitude of the exposure related to foreign exchange risk on a consolidated basis, for the Company as a whole.

Financial Statements, page 38

Note 1. Significant Accounting Policies, page 44

Revenue Recognition, page 45

3.	We note from your disclosure that you offer upgrades to your customers, which consist of a group of parts and are included as service revenue. Please tell us more about the upgrades offered to customers, including whether there is any upfront agreement to later provide upgrades as part of an initial sale to customers. Tell us what service you provide with regards to the upgrade, how you account for the upgrades, and why you record the related revenue as service revenue. Please cite the applicable GAAP literature upon which you based your accounting.

RESPONSE:

The Company defines an upgrade as any hardware or software change to an existing system configuration to improve performance or to expand the functionality of an existing system. Upgrades are ordered by customers in standalone transactions. With the exception of one arrangement, the Company does not provide upfront agreements to later provide upgrades as part of an initial sale to customers.

For each upgrade, the Company provides the required parts and/or software. The Company’s service team completes the installation and re-configures the system to achieve the upgrade objective.

Revenue from each upgrade is recognized when there is evidence of an arrangement, the delivery to the customer is completed, the price is fixed or determinable and collectability is reasonably ensured in accordance with ASC 605-10. Certain upgrades require customer acceptance after the installation and re-configuration. In those cases, the Company defers revenue recognition until acceptance is received.

The Company treats the sale of complete systems as product sales. Revenue related to upgrades is recorded as service revenue as the delivery of upgrades occurs after the initial system sale to the customer, upgrades are managed and performed by the Company’s service organization and upgrades are sold as the result of, but independent of, the customer making a previous system purchase. In addition the Company’s Chief Operating Decision Maker manages the business related to upgrades as services and the Company believes that both customers and investors view upgrades as a service. Services and upgrade revenue account for more than 10% of total revenue and because the gross margin on such services differs from that of product sales, service revenue is stated separately in the income statement, per Regulation S-X Rule 5-03(b)(1).

4.	In this regard, please also clarify for us the nature of your software sales that you reference on page 8 as part of your discussion related to customer service and support. Please tell us if the referenced software is part of your product or sold as part of your customer service. Tell us how you account for the software sold and revise future filings to include a related discussion as part of your revenue recognition policy.

RESPONSE:

The software referenced is considered to be upgrade and is sold as part of our customer service. The software sold by the Company is specific to the tool being upgraded and cannot be used in other tools. Software is not a significant focus of the Company’s marketing efforts and customers make their purchasing decision to purchase software primarily based on the characteristics of the systems that it is written for. We do not provide any post-sale customer support (PCS) specifically related to software.

As the Company does not provide PCS, revenue is recognized when the software is delivered to the customer. The Company will clarify our revenue recognition in this regard in future filings, specifically to discuss the sale of standalone software.

Item 11. Executive Compensation , page 76

5.	We note from your discussion under “Base Salary” on page 13 of the proxy statement that you have incorporated by reference that the Compensation Committee considers the company’s financial performance over the past year based upon revenues and operating results and the individual performance of the executive officer’s duties and areas of responsibility in setting base salary. Please describe the specific items of corporate performance that are taken into account in setting base salary and the how base salary is structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. Please also include such information, as applicable, in future filings. Please see Items 402(b)(2)(v) and 402(b)(2)(vii) of Regulation S-K.

RESPONSE: For fiscal year 2009, the Compensation Committee did not set specific performance goals for its named executive officers with respect to individual or corporate performance.

As described in our discussion under “Base Salary” on page 13 of the proxy statement, in setting base salaries for the named executive officers for fiscal year 2009, the Compensation Committee considered the Company’s financial performance over the past year based upon revenues and operating results as a way to generally evaluate the Company’s financial performance. As described in our discussion under “Philosophy and Objectives Applied” on pages 12 and 13 of the proxy statement, in setting base salaries for fiscal year 2009 the Compensation Committee also considered the market data provided by our compensation consultant, the executives’ level of responsibility as compared to that of the comparable positions at the comparator companies and the contributions of the executive for both the current and future years’ financial performance in terms of revenue and net income growth. The Compensation Committee did not apply any specific metrics to this consideration, but instead applied the business judgment of its members in assessing whether the Company’s financial performance supported the Committee’s decision regarding any changes to base salaries for the named executive officers for fiscal year 2009.

As also described on page 13 of the proxy statement, in setting base salaries for the named executive officers, the Committee also considered each individual executive officer’s job performance during the past year. As described in our discussion under “Philosophy and Objectives Applied” on pages 12 and 13 of the proxy statement, the Compensation Committee considered the executives’ performance within the organization on a subjective basis, which may include span of control of the organization, ability to influence, manage and produce results that increase profitability to the Company’s stockholders, ability to streamline and make the organization efficient in the management of the Company’s overall financial target models and the level of commitment to the betterment of the organization as a whole. This consideration was again not tied to specific metrics regarding individual performance, but instead related to each named executive officer’s informal performance evaluation relating to job performance during the past year.

We will include additional disclosure in future filings, to the extent applicable, to clarify how the Compensation Committee considers the company’s financial performance and the individual performance of the executive officer in setting base salary.

6.	We refer to your disclosure under the captions “Stock Option Grants” and “Restricted Stock Unit Grants” on pages 14 and 15 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the stock option grants and restricted stock unit grants were determined. Please provide us with substantive analysis and insight into how your Compensation Committee made its stock option grant determinations and restricted stock unit grant determinations with respect to each named executive officer and include such analysis, as applicable, in future filings. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

RESPONSE: As described in the section titled, “Philosophy and Objectives Applied” (pages 12 and 13 of the proxy statement), the Compensation Committee worked with its compensation consultant to review market data related to the size of equity awards for fiscal year 2009. However, the Compensation Committee did not target any specific percentile with regard to the size of equity awards, but instead looked at this element of named executive officer compensation as compared to the total target cash package and subjectively considered the various components with the desired results of aligning the named executive officer’s interests with the interest of the Company’s stockholders, internal pay equity issues and subjective assessment of the named executive officer’s contributions to the Company’s financial performance and the executives’ performance within the organization (as discussed in the response to Comment #5 above). The Compensation Committee considered this information and applied the business judgment of its members in deciding whether or not a change from the prior year’s equity award amount was warranted or not for each named executive officer. To the extent applicable, we will include the requested information in future filings.

7.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE: The Company analyzed its 2009 compensation policies and practices for all employees, assessed the risks associated with them and determined such risks are not reasonably likely to have a material adverse effect on the Company, which is why no disclosure regarding this issue was included in the proxy statement in response to Item 402(s) of Regulation S-K.

As described on page 8 of the proxy statement, the Company’s Audit Committee assists the Board of Directors in its risk oversight role. Accordingly, we believe we have a good sense of the risks the Company faces and whether or not our compensation policies and practices impact those risks. In addition, as also described on page 8 of the proxy statement, the Compensation Committee assists the Board of Directors in assessing the risks, if any, associated with the Company’s compensation programs. In connection with considering the disclosure required under Item 402(s) of Regulation S-K, management considered and evaluated the risks arising from the Company’s compensation policies and practices, concluded that such any such risks are not reasonably likely to have a material adverse effect on the Company, and presented this conclusion to the Compensation Committee. Management’s consideration and evaluation included the following:

Executive Compensation

The elements of the Company’s executive compensation programs that are more likely to involve risk include variable compensation elements that consist of cash bonus awards and equity awards.

•

Bonus Awards. Bonus award targets for 2009 were based on non-GAAP operating income, which motivates participants to act in a manner that promotes Company profitability as a whole, rather than other objectives that could motivate inordinate risk taking. This financial measure is driven by operational metrics and sales prices, which executives do not have a material ability to influence beyond improvements to the Company’s core business and addressing risks related to the Company as a whole and its industry. In addition, the bonus program does not provide such substantial short-term awards that it materially motivates excessive risk taking. In addition, bonus award targets were not met and therefore, any bonus award paid was solely at the discretion of the Compensation Committee, and in the case of the CEO, the full Board of Directors, and in the Company’s assessment, would not present any material risk to the Company.

•

Equity Awards. Equity awards reward both short-term and long-term stock performance and encourage recipients to seek to improve short- and long-term Company financial performance, and do not motivate excessive risk taking. These awards were based solely on approval by the Compensation Committee, or the full Board of Directors in the case of the CEO, and therefore, the Company determined that such awards presented no material risk.

Broad Based Compensation

Nanometrics’ broad based compensation plans, in which our executive officers do not participate, presented no material risk in the Company’s assessment due to the following factors:

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Profit Sharing. The Company’s profit sharing pool was allocated by specific criteria as determined by the Compensation Committee. Criteria included items such as pro-ration on base pay, hardship of those employees that lost wages due to time taken off during Company closures and a discretionary component to reward those that showed exemplary performance during the period. This program motivates participants to act in a manner that promotes Company profitability as a whole, rather than other objectives that could motivate inordinate risk taking.

•

Sales Commission Plan. The Company analyzed its sales commission plans and found there to be no material risk because the Company has proper controls in place for revenue recognition and payments of commissions are not earned until full payment is received by the applicable customer.

•	Merit Pay. Merit pay was minimal and pro-rated against base salary for all of the Company’s employees except where mandatory payments were required by the laws of some jurisdictions.

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Equity Awards. The Company analyzed it equity awards and found there to be no material risk because the Company has proper controls in place for both the awarding of equity and the number of shares that may be awarded using guidelines established depending upon level and scope of responsibility in the Company. In addition, equity awards reward both short-term and long-term stock performance and encourage recipients to seek to improve short- and long-term Company financial performance, and do not motivate excessive risk taking.

8.	Please tell us why you have not disclosed whether the compensation consultant was engaged by the compensation committee or any other person and why you have not described the nature and scope of their assignment and the material elements of the instructions or direction given to the consultants with respect to the performance of their duties under the engagement.

RESPONSE: In the section entitled “Philosophy and Objectives Applied” (pages 12 and 13 of the proxy statement), the Company specifically identifies Compensia as its independent compensation consulting firm, which is charged with gathering the market data and helping to inform the Compensation Committee using its marketplace expertise and the market data gathered. The Company used the word “independent” in describing Compensia in an effort to inform the reader that the firm “Compensia” is independent from Nanometrics.

Compensia was hired by the Compensation Committee in 2009 and we will clarify in future filings that Compensia and/or the applicable compensation consultant was/is hired by the Compensation Committee.

Form 10 Q for the quarterly period ended July 3, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Gross margins, page 22

9.	We note from your disclosure that the product gross margin for the three and six months periods ended July 3, 2010 of 57.6% and 57% respectively, increased significantly from 34.1% and 30.7%, respectively for the comparable periods of 2009. We note from your disclosure that this increase was the result of changes in product mix. Considering the significant increase to your current periods gross margin, please quantify and disclose the nature of each item that caused this change in product mix and increase in gross margin for three and six months periods ended July 3, 2010. See Item 303 of Regulation S-K and FR-72 for guidance.

RESPONSE: The gross margin on the products increased by 23.5 percentage points for the three-month period and by 26.4 percentage points for the six-month period ended July 3, 2010. These increases were a combination of a 4.0 percentage point increase and a 3.2 percentage point increase due to product mix for the three-month and six-month periods ended July 3, 2010; and a 19.5 percentage point increase and a 23.2 percentage point increase from improved absorption due to increased manufacturing volumes and improved production efficiencies attained from our product mix and newer products.

As requested in your letter, the Company has informed us that it acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (303) 291-2324.

Very truly yours,

/s/ Timothy J. Fete, Jr.

Timothy J. Fete, Jr.

cc:	Timothy J. Stultz, Ph.D., Nanometrics Incorporated
James P. Moniz, Nanometrics Incorporated
Buddy Arnheim, Perkins Coie LLP